Exhibit h.xvi
AMENDMENT TO
EXPENSE LIMITATION AGREEMENT
     This Amendment to the EXPENSE LIMITATION AGREEMENT (the “Agreement”) dated August 1, 2007 is entered into by DRIEHAUS CAPITAL MANAGEMENT LLC (the “Adviser”) and DRIEHAUS MUTUAL FUNDS (the “Trust”), on behalf of the Driehaus International Equity Yield Fund series of the Trust (the “Fund”).
     WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a series of the Trust;
     WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated September 25, 1996, as amended (“Advisory Agreement”), pursuant to which the Adviser provides investment management services to the Fund for compensation based on the value of the average daily net assets of the Fund;
     WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject; and
     WHEREAS, the parties wish to amend the Expense Limitation Agreement dated April 2, 2007;
     NOW THEREFORE, the parties hereby agree that:
     1. Section 1.2 of the Expense Limitation Agreement is hereby deleted in its entirety and replaced with the following:
1.2	Operating Expense Limit. The Operating Expense Limit in any year with respect to the Fund shall be 1.75% (annualized) of the average daily net assets of the Fund.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

DRIEHAUS MUTUAL FUNDS

By:	/s/ Michelle L. Cahoon
Name:	Michelle L. Cahoon
Title:	Vice President and Treasurer

DRIEHAUS CAPITAL MANAGEMENT LLC

By:	/s/ Robert H. Gordon
Name:	Robert H. Gordon
Title:	President and CEO